EXHIBIT 99.3

Unaudited Pro Forma Financial Statements

Assumptions

In December 2017, China Xiniya Fashion Limited (“CXFL”) (the “Company”) completed the divestiture of Xiniya Holding Limited (“XHL”), its wholly-owned subsidiary, to Qiming Investment Limited (“QIL”) with consideration of RMB228.0 million. At the same time, CXFL acquired True Silver Limited (“TSL”) with consideration of RMB228.0 million in cash and 772,283,308 newly issued ordinary shares at RMB1.00 per share.

The unaudited pro forma financial statements have been prepared by applying pro forma adjustments to CXFL’s historical Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and accounted for the divestiture of the XHL and acquisition of TSL. The unaudited pro forma Statements of Operations for the nine months ended September 30, 2017 and for the fiscal years ended December 31, 2016, 2015 and 2014 assume that the divestiture of the XHL occurred at the first day of each period. The unaudited pro forma Balance Sheet as of September 30, 2017 and for the fiscal years ended December 31, 2016, 2015 and 2014 assume that the divestiture of the XHL occurred at the first day of each period.

The unaudited pro forma financial statements are presented based on currently available information and are intended for informational purposes only. These unaudited pro forma financial statements are not necessarily indicative of what CXFL’s results of operations or financial condition would have been had the divestiture and acquisition been completed on the dates assumed. In addition, they are not necessarily indicative of CXFL’s future results of operations or financial condition.

1

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2017 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments(a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
Current assets	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Cash and cash equivalents	53,471	174,529	228,000	10,917	(230,157)	b	8,760	1,316
Interest receivables	-	-	-	27,457			27,457	4,127
Trade receivables	259,868	(259,868)	-	756,891			756,891	113,762
Other receivables	114,030	(114,030)	-	32,234			32,234	4,845
Inventories	69,721	(69,721)	-	-			-	-
Total current assets	497,090	(269,090)	228,000	827,499			825,342	124,050

Property, plant and equipment	1,115	(1,115)	-	448			448	67
Intangible assets	24,676	(24,676)	-	-			-	-
Other long-term assets	-	-	-	-			-	-
Prepaid expenses – non current	-	-	-	-			-	-
Total assets	522,881	(294,881)	228,000	827,947			825,790	124,117

Current liabilities
Loan payables	-	-	-	198,410			198,410	29,821
Trade payables	64,721	(64,721)	-	-			-	-
Other payables	116,229	(116,229)	93	33,784			33,877	5,092
Current income tax payable	2,413	(2,413)	-	3,863			3,863	581
Total liabilities	183,363	(183,363)	93	236,057			236,150	35,494

Total shareholders’ equity	339,518	(111,518)	227,907	591,890	(230,157)	c	589,640	88,623

Total liabilities and shareholders’ equity	522,881	(294,881)	228,000	827,947			825,790	124,117

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

2

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2017 (Expressed in Thousands, except per share information)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Revenue	244,870	(244,870)	-	-			-	-
Interest income on loan	-	-	-	46,752			46,752	7,027
Fees on loan	-	-	-	1,063			1,063	160
Cost of sales	(220,874)	220,874	-	-			-	-
Interest expenses on loans	-	-	-	(14,853)			(14,853)	(2,232)
Provision for loan losses	-	-	-	(276)			(276)	(42)
Business related taxes and surcharges	-	-	-	-			-	-
Gross (loss)/profit	23,996	(23,996)	-	32,686			32,686	4,913

Other income	871	(871)	-	217			217	33
Selling and distribution expenses	(57,783)	57,783	-	(1,787)			(1,787)	(269)
Administrative expenses	(14,055)	9,670	(4,385)	(14,842)	2,157	d	(17,070)	(2,566)
(Loss)/income before income taxes	(46,971)	42,586	(4,385)	16,274			14,046	2,111
Income taxes	-	-	-	(4,068)			(4,068)	(611)
Net (loss)/income	(46,971)	42,586	(4,385)	12,206			9,978	1,500

Profit attributable to:
Owners of the company (80%)				9,765			7,982	1,200
Non-controlling interests (20%)				2,441			1,996	300
				12,206			9,978	1,500

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

3

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2016 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
Current assets	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Cash and cash equivalents	35,168	192,832	228,000	96,791	(230,157)	b	94,634	13,630
Interest receivables	-	-	-	18,730			18,730	2,697
Trade receivables	281,634	(281,634)	-	675,341			675,341	97,269
Other receivables	126,894	(126,894)	-	11,157			11,157	1,606
Inventories	62,905	(62,905)	-	-			-	-
Total current assets	506,601	(278,601)	228,000	802,019			799,862	115,204

Property, plant and equipment	2,172	(2,172)	-	778			778	112
Intangible assets	36,934	(36,934)	-	-			-	-
Total assets	545,707	(317,707)	228,000	802,797			800,640	115,316

Current liabilities
Loan payables	-	-	-	200,470			200,470	28,873
Trade payables	16,812	(16,812)	-	-			-	-
Other payables	138,523	(138,005)	518	8,679			9,198	1,325
Current income tax payable	2,413	(2,413)	-	13,963			13,963	2,011
Total liabilities	157,748	(157,230)	518	223,112			223,631	32,209

Total shareholders’ equity	387,959	(160,477)	227,482	579,685	(230,157)	c	577,010	83,107

Total liabilities and shareholders’ equity	545,707	(317,707)	228,000	802,797			800,641	115,316

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

4

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Revenue	266,820	(266,820)	-	-			-	-
Interest income on loan	-	-	-	83,920			83,920	12,087
Fees on loan	-	-	-	20,976			20,976	3,021
Cost of sales	(365,066)	365,066	-	-			-	-
Interest expenses on loans	-	-	-	(22,151)			(22,151)	(3,190)
Provision for loan losses	-	-	-	(6,360)			(6,360)	(916)
Business related taxes and surcharges	-	-	-	(1,152)			(1,152)	(166)
Gross (loss)/profit	(98,246)	98,246	-	75,233			75,233	10,836

Other income	2,822	(2,296)	526	1,772			2,298	331
Selling and distribution expenses	(229,247)	229,247	-	(4,899)			(4,899)	(706)
Administrative expenses	(20,618)	16,655	(3,963)	(14,937)	2,157	d	(16,743)	(2,411)
(Loss)/income before income taxes	(345,289)	341,852	(3,437)	57,169			55,889	8,050
Income taxes		-	-	(15,221)			(15,221)	(2,192)
Net (loss)/income	(345,289)	341,852	(3,437)	41,948			40,668	5,858

Profit attributable to:
Owners of the company (80%)				33,558			32,534	4,686
Non-controlling interests (20%)				8,390			8,134	1,172
				41,948			40,668	5,858

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

5

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2015 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
Current assets	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Cash and cash equivalents	203,371	24,629	228,000	65,741	(230,157)	b	63,584	9,819
Interest receivables	14,479	(14,479)	-	3,856			3,856	595
Trade receivables	569,522	(569,522)	-	466,995			466,995	72,114
Other receivables	111,698	(111,698)	-	443			443	68
Inventories	14,364	(14,364)	-	-			-	-
Total current assets	913,434	(685,434)	228,000	537,035			534,878	82,596

Property, plant and equipment	3,843	(3,843)	-	1,305			1,305	202
Intangible assets	17,462	(17,462)	-	-			-	-
Total assets	934,739	(706,739)	228,000	538,340			536,183	82,798

Current liabilities
Loan payables	-	-	-	149,220			149,220	23,043
Trade payables	6,913	(6,913)	-	-			-	-
Other payables	193,654	(193,543)	111	11,253			11,364	1,755
Current income tax payable	2,413	(2,413)	-	16,360			16,360	2,526
Total liabilities	202,980	(202,869)	111	176,833			176,944	27,324

Total shareholders’ equity	731,759	(503,870)	227,889	361,507	(230,157)	c	359,239	55,474

Total liabilities and shareholders’ equity	934,739	(706,739)	228,000	538,340			536,183	82,798

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

6

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2015 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Revenue	472,166	(472,166)	-	-			-	-
Interest income on loan	-	-	-	68,012			68,012	10,499
Fees on loan	-	-	-	31,895			31,895	4,924
Cost of sales	(741,172)	741,172	-	-			-	-
Interest expenses on loans	-	-	-	(16,075)			(16,075)	(2,481)
Provision for loan losses	-	-	-	(9,396)			(9,396)	(1,451)
Business related taxes and surcharges	-	-	-	(5,685)			(5,685)	(878)
Gross (loss)/profit	(269,006)	269,006	-	68,751			68,751	10,613

Other income	18,095	(16,319)	1,776	476			2,252	348
Selling and distribution expenses	(269,448)	269,448	-	(4,236)			(4,236)	(654)
Administrative expenses	(25,220)	21,458	(3,762)	(10,295)	2,157	d	(11,900)	(1,837)
(Loss)/income before income taxes	(545,579)	543,593	(1,986)	54,696			54,867	8,470
Income taxes	(54,760)	54,760	-	(17,841)			(17,841)	(2,754)
Net (loss)/income	(600,339)	598,353	(1,986)	36,855			37,026	5,716

Profit attributable to:
Owners of the company (80%)				29,484			29,621	4,573
Non-controlling interests (20%)				7,371			7,405	1,143
				36,855			37,026	5,716

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

7

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2014 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments(a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
Current assets	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Cash and cash equivalents	1,055,097	(827,097)	228,000	15,270	(230,157)	b	13,113	2,113
Interest receivables	-	-	-	11,758			11,758	1,895
Trade receivables	278,446	(278,446)	-	417,586			417,586	67,303
Other receivables	106,246	(106,246)	-	418			418	68
Inventories	97,800	(97,800)	-	-			-	-
Total current assets	1,537,589	(1,309,589)	228,000	445,032			442,875	71,379

Property, plant and equipment	5,316	(5,316)	-	1,906			1,906	307
Intangible assets	6,379	(6,379)	-	-			-	-
Other long-term assets	63,614	(63,614)	-	-			-	-
Total assets	1,612,898	(1,384,898)	228,000	446,938			444,781	71,686

Current liabilities
Loan payables	-	-	-	80,040			80,040	12,900
Trade payables	45,288	(45,288)	-	-			-	-
Other payables	234,093	(232,853)	1,240	11,246			12,486	2,013
Current income tax payable	2,413	(2,413)	-	12,651			12,651	2,039
Total liabilities	281,794	(280,554)	1,240	103,937			105,177	16,952

Total shareholders’ equity	1,331,104	(1,104,344)	226,760	343,001	(230,157)	c	339,604	54,734

Total liabilities and shareholders’ equity	1,612,898	(1,384,898)	228,000	446,938			444,781	71,686

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

8

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014 (Expressed in Thousands)

	CXFL Historical	XHL Divestiture Pro Forma Adjustments (a)	Pro Forma Results (Adjusted for Divestiture of XHL)	TSL (Acquiree) Historical	Pro Forma Adjustments (Acquisition of TSL)		Pro Forma Results (Combined)
	RMB	RMB	RMB	RMB	RMB	Note	RMB	USD
Revenue	380,169	(380,169)	-	-			-	-
Interest income on loan	-	-	-	57,941			57,941	9,338
Fees on loan	-	-	-	27,778			27,778	4,477
Cost of sales	(431,540)	431,540	-	-			-	-
Interest expenses on loans	-	-	-	(8,032)			(8,032)	(1,294)
Provision for loan losses	-	-	-	(5,756)			(5,756)	(928)
Business related taxes and surcharges	-	-	-	(4,921)			(4,921)	(793)
Gross (loss)/profit	(51,371)	51,371	-	67,010			67,010	10,800

Other income	22,271	(21,185)	1,086	12			1,098	177
Selling and distribution expenses	(166,158)	164,440	(1,718)	(2,150)			(3,868)	(623)
Administrative expenses	(30,178)	26,399	(3,779)	(8,582)	2,157	d	(10,204)	(1,645)
(Loss)/income before income taxes	(225,436)	221,025	(4,411)	56,290			54,036	8,709
Income taxes	54,760	(54,760)	-	(14,636)			(14,636)	(2,359)
Net (loss)/income	(170,676)	166,265	(4,411)	41,654			39,400	6,350

Profit attributable to:
Owners of the company (80%)				33,323			31,520	5,080
Non-controlling interests (20%)				8,331			7,880	1,270
				41,654			39,400	6,350

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

9

Notes to the Unaudited Pro Forma Financial Statements

a.	The XHL Divestiture Pro Forma Adjustments column in the unaudited pro forma information represents the historical financial results of the XHL and cash consideration of such transaction.

b.	Represents the payment of the estimated transaction costs related to the TSL acquisition and cash consideration of the transaction.

c.	Represents the elimination of the historical equity of TSL and the issuance of common shares to finance the acquisition. And the financial information for TSL has been adjusted to take into account the 20% non-controlling interest in Hubei Chutian Microfinance Co., Ltd., a variable interest entity of TSL.

d.	Represents the estimated transaction costs related to the TSL acquisition.

e.	Represents the increase in the weighted average shares in connection with the issuance of 772,283,308 common shares to finance the acquisition.

f.	The United States dollar ($) amounts disclosed in this pro-forma are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the exchange rate of:

•	$1 = RMB6.6533 on September 30, 2017 for unaudited pro forma condensed combined balance sheet as of September 30, 2017 and for unaudited pro forma condensed combined statement of operations for the nine months period ended September 30, 2017;

•	$1 = RMB6.9430 on December 31, 2016 for unaudited pro forma condensed combined balance sheet as of December 31, 2016 and for unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016;

•	$1 = RMB6.4778 on December 31, 2015 for unaudited pro forma condensed combined balance sheet as of December 31, 2015 and for unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015; and

•	$1 = RMB6.2046 on December 31, 2014 for unaudited pro forma condensed combined balance sheet as of December 31, 2014 and for unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014;

as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at those rates mentioned above, or at any other date.

g.	Profit attributable to owners of the Company represents 80% controlling interest of our company through the VIE arrangement. Upon Closing, XNY will be deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% controlling interest of Hubei Daily Media Group.

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